UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-22342

Triad Guaranty Inc. 401 (K) Profit Sharing Plan

(Full title of the Plan)

Triad Guaranty Inc.
101 South Stratford Road
Winston-Salem, North Carolina 27104
(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

Financial Statements and Supplemental
Schedule (modified Cash Basis)

Triad Guaranty Inc. 401(k) Profit Sharing Plan
As of December 31, 2004 and 2003, and for the Year Ended December 31, 2004

Triad Guaranty Inc.
401(k) Profit-Sharing Plan

Financial Statements and Supplemental Schedule
(Modified Cash Basis)

As of December 31, 2004 and 2003,
and for the Year Ended December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits (Modified Cash Basis)	2
Statement of Changes in Net Assets Available for Benefits (Modified Cash Basis)	3
Notes to Financial Statements (Modified Cash Basis)	4

SUPPLEMENTAL SCHEDULE

Schedule H Line 4i — Schedule of Assets (Held at End of Year) (Modified Cash Basis)	9

EXHIBITS

23.2 Consent of Independent Accountants

SIGNATURE

Pursuant to the requirements of the securities Exchange Act of 1934, the Plan Administrator of the Triad Guaranty Inc. 401(k) Profit-Sharing Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

TRIAD GUARANTY INC. 401(K) PROFIT-SHARING PLAN

June 29, 2005
By: /s/ Earl F. Wall
Earl F. Wall
Senior Vice President, Secretary, General Counsel and Plan Administrator

Report of Independent Registered Public Accounting Firm

Plan Administrator of the Triad Guaranty Inc.

     401(k) Profit-Sharing Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Triad Guaranty Inc. 401(k) Profit-Sharing Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and the supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan’s net assets available for benefits (modified cash basis) as of December 31, 2004 and 2003, and changes therein (modified cash basis) for the year ended December 31, 2004, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 15, 2005

Greensboro, North Carolina

Triad Guaranty Inc.
401(k) Profit-Sharing Plan

Statements of Net Assets Available for Benefits
(Modified Cash Basis)

	December 31
	2004	2003

Assets
Investments, at fair value	$13,843,546	$11,329,013

Net assets available for benefits	$13,843,546	$11,329,013

See accompanying notes.

Triad Guaranty Inc.
401(k) Profit-Sharing Plan

Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)

Year Ended December 31, 2004

Additions:
Investment income:
Interest and dividends	$306,653
Net appreciation in fair value of investments	1,042,055

1,348,708
Contributions:
Participants	1,203,404
Employer	486,358
Rollover	9,168

1,698,930

Total additions	3,047,638

Deductions:
Benefits paid to participants	533,105

Total deductions	533,105

Net increase	2,514,533

Net assets available for benefits:
Beginning of year	11,329,013

End of year	$13,843,546

See accompanying notes.

Triad Guaranty Inc.
401(k) Profit-Sharing Plan

Notes to Financial Statements
(Modified Cash Basis)

December 31, 2004

1. Description of Plan

The following description of the Triad Guaranty Inc. 401(k) Profit-Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a salary deferral 401(k) defined contribution plan covering all employees of Triad Guaranty Inc. and its subsidiaries (the Company or the Plan Sponsor) who have at least three months of service and are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan became effective November 1, 1993.

Contributions

Each year, participants may contribute up to 15% of their annual compensation, as defined in the Plan. However, these elective deferral contributions may not exceed the dollar limitation contained in Section 402(g) of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In accordance with the Plan provisions, the Company may match the participant’s elective deferral contribution. The discretionary percentage matched is determined by the Plan sponsor. Additional amounts may be contributed at the option of the Plan sponsor. There were no contribution matches due to the Plan from the Company at December 31, 2004, versus $6,000 in contribution matches due at year-end 2003.

Upon enrollment, a participant may direct employee contributions to any of the Plans’ fund options. Participants may change their investment option daily online with Merrill Lynch, but their percent contribution can only be changed quarterly. Employer contributions are invested in the participant’s investment options using the participant’s percent selections. At any time, the participant may change his contribution to 0%.

Triad Guaranty Inc.
401(k) Profit-Sharing Plan

Notes to Financial Statements
(Modified Cash Basis) (continued)

1. Description of Plan (continued)

Forfeitures

Forfeitures of matching contributions totaling $27,312 in 2004 were used to reduce employer contributions during the year. At December 31, 2004, forfeitures of $20,377 were outstanding.

Participant Accounts

Each participant’s account is credited with the participant’s contributions (elective deferral contribution) and allocations of (a) the Company’s contributions and (b) the Plan’s earnings. Allocations are based on participants’ compensation and account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants are 20% vested after 1 year of service, 40% vested after 2 years, 60% vested after 3 years, 80% vested after 4 years and 100% vested after 5 years.

Participants Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through semi-monthly payroll deductions.

Triad Guaranty Inc.
401(k) Profit-Sharing Plan

Notes to Financial Statements
(Modified Cash Basis) (continued)

1. Description of Plan (continued)

Payment of Benefits

On termination of service, a participant may receive a lump-sum payment equal to the vested value of his or her account. Upon disability or retirement, a participant may receive either a lump-sum payment equal to the vested value of his or her account, or choose from several annuity options. Beneficiaries of Plan participants have the same benefit payment options as disabled or retired participants upon the death of participants. Benefits payable were $4,887 and $0 at December 31, 2004 and 2003, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under this basis, investments are recorded at fair value, contributions are recorded when received and benefits are recorded when paid.

Investment Valuation

The Plan’s investments are stated at fair value. The shares of the registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Marketable securities are stated at fair value. The participant loans are valued at their outstanding balances, which approximate their fair value.

Triad Guaranty Inc.
401(k) Profit-Sharing Plan

Notes to Financial Statements
(Modified Cash Basis) (continued)

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan’s investments are held by a bank administered trust fund. Investments that represent 5 percent or more of the Plan’s net assets as of December 31 are as follows:

	2004	2003
Investments at fair value as determined by quoted market price:
Triad Guaranty Inc. Common Stock	$3,931,157	$3,806,030
Merrill Lynch Retirement Preservation Trust	2,803,980	2,154,170
Davis New York Venture Fund	1,955,243	1,574,415
PIMCO Total Return Fund	963,423	722,264
Alger Capital Appreciation Portfolio	944,358	762,572

During 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in value as follows:

Net
Appreciation
in Fair Value
During Year
Triad Guaranty Inc. Common Stock	$554,881
Mutual Funds	487,174

$1,042,055

Triad Guaranty Inc.
401(k) Profit-Sharing Plan

Notes to Financial Statements
(Modified Cash Basis) (continued)

4. Exempt Party-in-Interest Transactions

Investment funds managed by Merrill Lynch, the trustee of the Plan, qualify as party-in-interest. The Plan sponsor pays all fees for investment manager services.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. All administrative expenses are paid directly by the Plan sponsor.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated June 4, 2002 stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

Triad Guaranty Inc.
401(k) Profit-Sharing Plan

Schedule H, Line 4i — Schedule of Assets
(Held at End of Year) (Modified Cash Basis)

EIN #56-1838519      Plan #001

December 31, 2004

		(c)
		Description of Investment,
	(b)	Including Maturity Date, Rate	(e)
	Identity of Issue, Borrower,	of Interest, Collateral, Par	Current
(a)	Lessor or Similar Party	or Maturity Value	Value
*	Triad Guaranty Inc. Common Stock	64,999 shares	$3,931,157
*	Merrill Lynch Ret. Preservation Trust	2,803,980 shares	2,803,980
	Davis New York Venture Fund	63,709 shares	1,955,243
	PIMCO Total Return Fund	90,293 shares	963,423
	Alger Capital Appreciation Portfolio	110,710 shares	944,358
*	Merrill Lynch Value Opportunities Fund	17,796 shares	481,908
*	Merrill Lynch S&P500 Index Fund	31,154 shares	462,331
	Federated International Equity Fund	22,440 shares	394,498
	MFS Intl New Discovery Fund	16,085 shares	343,254
*	Merrill Lynch Fundamental Growth Fund	16,473 shares	285,147
	PIMCO Mid-Cap Growth Fund	6,331 shares	149,337
	Blackrock Small/Mid-Cap Growth	8,949 shares	121,431
	Van Kampen American Value Fund	4,365 shares	106,239
	The Oakmark EQ & INC Fund	4,292 shares	100,566
	Dreyfus Founders Discovery Fund	1,432 shares	41,264
	PIMCO Innovation Fund	2,432 shares	38,967
	AIM Balanced Fund	1,425 shares	36,043
	Self-directed accounts	617,353 shares	617,353
	Loans	Various maturities with rates ranging from 5.00% to 7.25%	20,186
	Cash and accrued income		46,861

			$13,843,546

* Indicates party in interest to the Plan

Note: Cost information has not been included because all investments are participant directed.